Exhibit 1
                                                                       ---------

For Immediate Release                                 1 November 2007



                              WPP GROUP PLC ("WPP")


WPP 2005 Limited

WPP 2005 Limited's Annual Report & Accounts for the Year ended 31 December 2006

Copies of this document have been submitted to the UK Listing Authority and have been made available via the UKLA document viewing facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone: 020 7066 1000

For further information:

Marie Capes
WPP 2005 Limited
27 Farm Street
London W1J 5RJ
Tel:  +44 (0)207 408 2204